U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES
                        OF SMALL BUSINESS ISSUERS

      Pursuant to Section 12(b)or(g)of The Securities Exchange Act of 1934

                        Freedom 4 Wireless, Inc.
                        (f/k/a MyZipSoft, Inc.)

          (Exact name of registrant as specified in its charter)
        Florida                                       56-2335301
-------------------------                    --------------------------------
 (State or other jurisdiction of                    (I.R.S. Employer
 incorporation or organization)                    Identification No.)

                     100 Village Square Crossing, Suite 202
                       Palm Beach Gardens, Florida 33410
-----------------------------------------------------------------------------
                    (Address of principal executive offices)

      Registrant's telephone number, including area code (561) 207-6395



Securities to be registered pursuant to Section 12(g) of the Act:

                               Common Stock
                             $.0001 Par Value
                             (Title of class)























            INDEX                                             PAGE NO.


                               PART I

ITEM 1     Description of Business.                               3

ITEM 2     Management's Plan of Operation.                        5

ITEM 3     Description of Property.                               6

ITEM 4     Security Ownership of Certain Beneficial
           Owners and Management.                                 6

ITEM 5     Directors and Executive Officers.                      7

ITEM 6     Executive Compensation.                                8

ITEM 7     Certain Relationships and Related Transactions.        8

ITEM 8     Description of Securities.                             8

                               PART II

ITEM 1     Market Price of and Dividends on the Registrant's
           Common Equity and Related Stockholders Matters.        9

ITEM 2     Legal Proceedings.                                     9

ITEM 3     Changes in and Disagreements with Accountants.         9

ITEM 4     Recent Sales of Unregistered Securities.               9

ITEM 5     Indemnification of Directors and Officers.            10

                              PART F/S

Financial Statements                                             11

                              PART III

ITEM 1     Index to Exhibits.                                    24










                                      2




Special Note Regarding Forward-Looking Statements

Certain statements in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements. Factors that might cause or contribute to such differences include, among others, competitive pressures, the growth rate of the Internet and electronic commerce, constantly changing technology and market acceptance of the Company's products and services. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


ITEM 1.     Description of Business.

History. Freedom 4 Wireless, Inc. (the "Company") was incorporated in the State of Florida on February 28, 2003 as MyZipSoft, Inc., a wholly owned subsidiary of eCom eCom.com, Inc.("eCom") which trades on the OTC/Bulletin Board under the symbol 'ECEC.' On December 12, 2003, the Company changed its name to Freedom 4 Wireless, Inc. ("F4W") in connection with its spin off by eCom and its planned acquisition of certain assets of a company known as Freedom 4 Wireless, Inc. (Delaware). The Company's main office is located at 100 Village Square Crossing, Suite 202, Palm Beach Gardens, Florida 33410, and the telephone number is (561) 207-6395.

Product Line: Development and distribution of software. Its first product is a high-compression software called MyPhotoZip (TM). The Company considers this product "the ultimate image compression tool", that enables compression of still images up to 2000 to 1 without loss of quality. This has increased from 1500 to 1. The Company is also developing other cutting edge applications including video compression which could be introduced later this year. The Company has entered into a marketing agreement with Digital River for its on-line sales of MyPhotoZip (TM).

On April 9, 2002 the Company announced that they had signed a new agreement for use of high power compression encoding technology developed by a different vendor and that the first product to be released using the new technology would be photo storage software dubbed MyPhotoZip(tm). The new encoding technique provides a better quality image than JPEG and other compression products now on the market.

On July 15, 2002 we announced the availability of MyPhotoZip(tm) for download from our new website, www.myphotozip.com. In addition, we provided details of the primary marketing strategy for all of our company's compression products which is based on an agreement signed with Plugin Technologies of the United Kingdom. Using Plugin's network of thousands of sales affiliates, eCOM's product lines will be promoted globally to a variety of market segments. While broadening the target audience to international markets, this approach takes advantage of the Internet without incurring the heavy cost of traditional Internet-based advertising programs.

                                     3
Baseball Hall of Fame candidate Jeff Reardon has been retained to assist with marketing efforts. His photograph will be placed on MyPhotoZip(TM) and will be used for other advertising purposes.

The Spin Off. The Company was one of ten wholly owned subsidiaries of eCom, all with varying business plans. In recent years, eCom concluded that it did not have the financial resources necessary to develop all of its ten business units collectively. eCom decided to spin off its subsidiaries into independent companies in the belief that independent companies, each with a distinct business, would be better able to obtain necessary funding and develop their business plans. This belief was based in part on eCom's experience with potential business partners that sought involvement with only one of eCom's subsidiaries, rather than involvement with the multi-faceted eCom.

On December 1, 2003, the Board of Directors of eCom approved the spin-off of the Company. They voted to issue to the shareholders of eCom one share of the Company for every one share of eCom owned as of the record date of February 23, 2004. Fractional shares are to be purchased by the Company. No payment will be required of the eCom shareholders.

Pursuant to Staff Legal Bulletin No. 4 issued September 16, 1997, the SEC has addressed the Division of Corporation Finance's views regarding whether the registration requirements of Section 5 of the Securities Act of 1933 applies to spin-offs. The Division has taken the view that the subsidiary does not have to register a spin-off under the Securities Act when it meets certain requirements.

1. The parent company's shareholders do not provide consideration for the spun-off shares;
    2.  The spin-off is pro-rata to the parent company's shareholders;
    3. The parent company provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;
    4.  The parent company has a valid business purpose for the spin-off; and
    5. If the parent company spins-off "restricted securities," it has held those securities for at least two years.

The Company believes that the spin-off of F4W shares to the shareholders of eCom meets the above requirements and does not have to register the spin-off company under the Securities Act. As a result, the common shares to be issued pursuant to the spin-off company may be issued without restriction except for affiliates of eCom.

Proposed Acquisition from Freedom 4 Wireless, Inc. After the spin off of the Company was completed, the Company was presented with an opportunity to enter into an agreement to acquire certain assets of Freedom 4 Wireless, Inc. (Delaware). On January 22, 2004, the Company entered into an Asset Purchase Agreement with Freedom 4 Wireless, Inc. (Delaware) whereby the Company entered into an agreement to acquire certain assets of Freedom 4 Wireless, Inc. in return for the issuance of common stock of the Company in an amount equal to 95% of the total ownership of the Company. In order to accomplish this transaction, the Company effected a 20 to 1 reverse stock split, which reduced its outstanding shares to 2,497,756 shares, we anticipate issuing to Freedom 4 Wireless 47,457,356 shares upon the receipt of the SEC effective ruling of the both SB-2 and Form 10SB filings. In anticipation of the receipt of the SEC approval of these filings, the Company changed its name to Freedom 4 Wireless,

                                     4

Inc. (a Florida Corporation) with the Secretary of State, Division of Corporations, of the State of Florida on December 19, 2003.

The proceeds of the future public offering will be used to acquire the aforementioned assets of Freedom 4 Wireless, Inc. (Delaware) and to fund the companies future operations.

Employees. The Company currently has three employees, none of which are full time employees, since they all also provide services to affiliated companies.


ITEM 2     Management's Plan of Operation.

Upon receipt of notice from the SEC regarding the effective date of the SB-2 filing, the Company intends to acquire the assets of Freedom 4 Wireless, Inc. (Delaware) and to continue the operations of Freedom 4 Wireless, Inc. (Delaware). These operations include initiatives with the Department of Homeland Security, State and Local Law Enforcement Agencies and other Public Safety and Emergency Management Operations.

The Company does not have any off-balance sheet arrangements.

Risk Factors. The Company's business is subject to numerous risk factors, including the following:

No Operating Revenues. The Company has had no recent revenues or earnings from operations. The Company will sustain operating expenses without corresponding revenues. This will result in the Company incurring net operating losses until the Company can realize profits from the business ventures it intends to acquire.

Speculative Nature of the Company's Proposed Operations. The success of the Company's proposed plan of operation will depend primarily on the success of the Company's business operations. While the Company intends to try to runs these operations profitably, there can be no assurance that the Company will be successful will be profitable.

Success of operations will depend on the availability of capital. The Company intends to profit from the success of implementing its business model. The Company believes with its acquisition of Freedom 4 Wireless, Inc. (Delaware) they are poised for success, realization of these business perceived potential will require significant capital. If the Company is not able to raise the funds to provide this capital, or to otherwise locate the required capital for these businesses, they may never attain profitability.

Continued Management Control, Limited Time Availability. While developing the Company's business plan, seeking business opportunities, and providing managerial resources to the businesses in which the Company plans to acquire from Freedom 4 Wireless, Inc. (Delaware), management will not be devoting its full time efforts to the Company and will depend on other operational personnel. The Company's directors and officers have not entered into written employment agreements with the Company and they are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on

                                     5


its officers and directors. Notwithstanding the limited time commitment of management, loss of the services of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

Conflicts of Interest - General. Certain conflicts of interest may exist from time to time between the Company and its officers and directors. They have other business interests to which they devote their attention, and they will continue to do so. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with the fiduciary duties of management to the Company.

No Public Market Currently Exists. There is currently no public market for the Company's common stock, and it is not expected that any such market will develop until such time as the Company has filed a Registration Statement under the Securities Act of 1933 and the Securities and Exchange Commission has declared that Registration Statement to be effective. There can be no assurance that a market will in fact develop at any time, or that a shareholder ever will be able to liquidate his investment without considerable delay. If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the Company's stock.


ITEM 3     Description of Property.

The Company does not own any real property. The Company shares its headquarters with American Capital Holdings, Inc., consisting of approximately 1,022 sq. feet of office and warehouse space located at 100 Village Square Crossing, Suite 202, Palm Beach Gardens, FL and anticipates assuming the office and warehouse space of Freedom 4 Wireless, Inc. of Delaware of approximately 3,000 sq. ft. located at 14 East Washington Street, Suite 306, Orlando, FL.


ITEM 4     Security Ownership of Certain Beneficial Owners and Management.

As of the date of this filing, there are a total of 2,497,756 shares of the Company's stock outstanding, all of which are common stock. The table below shows the number of shares of common stock held by (a) each director and executive officer of the Company, (b) the directors and executive officers of the Company as a group, and (c) each person known by us to be the beneficial owner of more than 5% of the Company's outstanding stock.

                                              Number of        % of Shares
Name and Address                              Shares Owned     Outstanding
----------------                              --------------   -----------
Barney A. Richmond, Director & President               0               0%
601 Seafarer Cir.
Jupiter, FL

Richard C. Turner, Director, Treasurer
 & Chief Financial Officer                       230,870             9.2%
4200 Oak Street
Palm Beach Gardens, FL

                                     6

Harry Timmons, Director                                0               0%
14 East Washington Street
Suite 306
Orlando, Florida

David J. Panaia
10 Wyndham Lane
Palm Beach Gardens, FL                           409,372             16.4%

All Directors & Executive Officers
     as a group (3 persons)                      230,870              9.2%


ITEM 5     Directors and Executive Officers.

Barney A. Richmond, 52, has been Secretary and a Director of the Company since January 2004. From 1985 to the present, Mr. Richmond has been an independent advisor and investor in assisting companies, as well as individuals, regarding public offerings, mergers, reverse mergers and a variety of corporate financing issues. Mr. Richmond has also been an investor in numerous reorganizations and business turnarounds, including many substantial bankruptcy reorganizations. Mr. Richmond has been a member of the Boards of Directors of The Richmond Company, Inc., Benny Richmond, Inc., 877 Management Corporation, King Technologies, Inc., King Radio Corporation, United States Financial Group, Inc., JSV Acquisition Corporation, Chase Capital, Inc, Berkshire International, Inc. and Dunhall Pharmaceuticals, Inc. Mr. Richmond is also Chairman and a Director of American Capital Holdings, Inc.

Harry M. Timmons, 47, has been President and a Director of the Company since January 2004. Mr. Timmons is Founder and Chief Executive Officer of The Marana Group, Inc. ("TMG") a Florida-based corporate image, marketing and developmental solution company. Mr. Timmons is also a founder and Director of Procise, Inc. which provides video-based analysis of athletic performance and other motion-centric activities utilizing proprietary state-of-the-art digital image processing tools for professional team consulting, recruiting, scouting, player evaluation, coaching tools and injury. Mr. Timmons is also active in the operation of Global Hosting Centers, Inc., a full service telecommunications center that is the former access center for AOL in Orlando, Florida; Freedom Zone Networks, Inc., a mobile wireless solution provider; WiFi Networks, Inc., a developmental entertainment company and the first Internet broadcast network; and JTM LLC, a finance/lease and receivable factoring company. Mr. Timmons sits on the President's Advisory Counsel on matters relating to tax changes and the effect on small businesses. Mr. Timmons is also a Director of American Capital Holdings, Inc.

Richard C. Turner, 44, has been Treasurer, Director and Chief Financial Officer of the Company since January 2004. From September 1990, until he joined the Company in June 2001, Mr. Turner worked as in the offices of Glenn G. Schanel, CPA, assisting clients with accounting, tax and office technology issues. A 1981 graduate of Rutgers University, Mr. Turner attended graduate school at New York University until 1989. From May 1989 until September 1990 Mr. Turner served as Vice President of Finance at First American Bank, Lake Worth, FL, where he was responsible for the bank's financial reporting, budgeting and cost accounting. He concentrates full time on his duties as Chief Financial Officer of eCom and it's affiliated companies including American Capital Holdings, Inc.
                                     7

ITEM 6     Executive Compensation.

To date, the Company has not paid any compensation to any director or executive officer. During the time the Company was a subsidiary of eCom, the Company's executive officers were paid by eCom.

No arrangements have been made for compensation of Directors of the Company.


ITEM 7     Certain Relationships and Related Transactions.

There have been no transactions, and there are no proposed transactions, between the Company and any of its Directors, executive officers or beneficial owners of five percent or more of the Company's Common Stock, or any member of their immediate families, as to which the Director, officer, beneficial owner, or family member had a material interest.


ITEM 8     Description of Securities.

Authorized Stock. The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, $.0001 par value. As of March 31, 2004, 2,497,756 shares of its Common Stock were issued and outstanding.

Rights of Common Stock. The holders of the Company's Common Stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to receive the net assets of the Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding.

Certain Florida Legislation. Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority or a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of outstanding voting shares of that corporation (or their affiliates). Florida law and the Company's Articles of Incorporation and Bylaws also authorize the Company to indemnify its directors, officers, employees and agents. In addition, Florida law presently limits the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper person benefit, certain unlawful distributions or certain reckless, wanton or willful acts or misconduct.

Transfer Agent. The Company's Transfer Agent is Florida Atlantic Stock Transfer 7130 Nob Hill Road, Tamarac, Florida 33321.


PART II


ITEM 1 Market Price of and Dividends on the Company's Common Stock and Related Shareholder Matters.

Market for Common Stock. There is currently no trading market for the Company's Common Stock and there can be no assurance that any trading market will ever develop or, if such a market does develop, that it will continue.

The Company intends to file a Registration Statement with the Securities and Exchange Commission to register the distribution to Freedom 4 Wireless, Inc. (Delaware) the shares issued for the planned acquisition of assets from Freedom 4 Wireless, Inc. (Delaware). Upon effectiveness of the Registration Statement, the Company intends to apply to have its common stock listed for trading on the American Stock Exchange.

If, for any reason, the Company does not meet the qualifications for listing on a major stock exchange, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges.

Security Holders. The Company has approximately 5,500 shareholders. The Company does not have any shares subject to options, or any other securities convertible into shares of the Company's common stock.

Dividends. There have been no cash dividends declared or paid since the Company was formed, and no dividends are contemplated to be paid in the foreseeable future.


ITEM 2     Legal Proceedings.

The Company is not a party to any legal proceedings.


ITEM 3     Changes in and Disagreements with Accountants.

During the last two fiscal years, the Company has not had any changes in or disagreements with its accountants.


ITEM 4     Recent Sales of Unregistered Securities.

As of March 31, 2004 the Company had not sold any unregistered securities.

ITEM 5     Indemnification of Directors and Officers.

The Company's bylaws provide for indemnification of its officers, directors and agents against legal expenses, judgments, fines, settlements and other amounts reasonably incurred by such persons after having been made or threatened to be made a party to legal action. Payment of such amounts may also be made in advance if expenses are likely to be incurred by officers, directors or agents in defense of any such action. The extent, amount and eligibility for the indemnification provided will be determined by the Board of Directors. These indemnifications will be made by a majority vote of a quorum of directors, including any director who is a party to such action, suit, or proceeding or by the shareholders by a majority vote of a quorum of shareholders including any shareholder who is a party to such action, suit or proceeding.

The Company is further authorized by the bylaws to purchase insurance for indemnification of any person as provided by the bylaws and to the extent provided by Florida law. The Company at this time has no insurance coverage for officers and directors and has not expended any funds to obtain such insurance policies to insure or indemnify directors or officers against any liabilities that may occur. Management reserves the right to obtain such insurance.

Florida Statutes Section 607.0850 authorizes indemnification of officers, directors, employees and agents in instances constituting: (1) certain violations of criminal law which the person did not know were illegal, or (2) actions taken in good faith by persons which were intended to be in the best interests of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of F4W pursuant to the foregoing provisions or otherwise, the Company have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by of expenses incurred or paid by a director, officer or controlling person of F4W in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by F4W is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Freedom 4 Wireless, Inc.                            March 31, 2004


                          INDEX - PART F/S

                                                             PAGE NO.

ITEM 1             FINANCIAL STATEMENTS

        Independent Accountant's Report  . . . . . . . . . . .  12

        Consolidated Balance Sheets:
         March 31, 2004. . . . . . . . . . . . . . . . . . . .  13

        Consolidated Statement of Operations:
         Ten Months Ended March 31, 2004 . . . . . . . . . . .  14

        Consolidated Statement of Changes in Shareholders' Equity:
         From May 31, 2003 through March 31, 2004. . . . . . .  15

        Consolidated Statement of Cash Flows:
         for the Ten Months Ended March 31, 2004 . . . . . . .  16

        Notes to Consolidated Financial Statements . . . . . .  18

                       Wieseneck, Andres & Company, P.A.
                         Certified Public Accountants
                        772 U. S. Highway 1, Suite 100
                       North Palm Beach, Florida  33408
                               (561) 626-0400

Thomas B. Andres, C.P.A.*, C.V.A.                     FAX (561) 626-3453
Paul M. Wieseneck, C.P.A.
*Regulated by the State of Florida


                       Independent Auditor's Report


To the Board of Directors and Stockholders
Freedom 4 Wireless, Inc.

We have audited the accompanying consolidated balance sheet of Freedom 4 Wireless, Inc. as of March 31, 2004 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the period from June 1, 2003 through March 31, 2004. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Freedom 4 Wireless, Inc. as of March 31, 2004 and the results of its consolidated operations and cash flows for the period from June 1, 2003 through March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



/s/Wieseneck, Andres & Company, P.A.

May 27, 2004








                                      12
FREEDOM 4 WIRELESS, INC.
CONSOLIDATED BALANCE SHEET

March 31, 2004

   ASSETS
       Current Assets
            Cash                                         $       25
                                                        ------------
                Total Other Current Assets                       25
                                                        ------------

       Other Assets
            Intangible Assets                                 2,070
                                                        ------------
                Total Other Assets                            2,070
                                                        ------------
   TOTAL ASSETS                                          $    2,095
                                                        ============

   LIABILITIES & STOCKHOLDERS' EQUITY
     Liabilities
            Current Liabilities
               Accounts Payable                        $         25
               Notes Payable                                    205
                                                        ------------
               Total Current Liabilities                        230
                                                        ------------
        Total Liabilities                                       230
                                                        ------------
        Stockholders' Equity
            Common Stock $.0001 par value, 100 million
             shares authorized, 2,497,756 shares issued
             and outstanding                                    250
            Paid in Capital                                   1,750
            Net Loss                                           (135)
                                                        ------------
     Total Stockholders' Equity                               1,865
                                                        ------------
TOTAL LIABILITIES & STOCHHOLDERS' EQUITY                  $   2,095
                                                        ============







See accompanying summary of accounting policies and notes to financial statements.


                                      13




FREEDOM 4 WIRELESS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

                                            For the Ten Months Ended
                                                 March 31, 2004


         Operating Expenses
                 General and Administrative          $     135
                                                   ------------
               Total Operating Expenses                    135

                                                   ------------
               Loss from Operations                       (135)
                                                   ------------
      Net Loss                                       $    (135)
                                                   ============

Basic and Diluted
 Net Loss Per Common Share                            (0.00003)
                                                   ============


Weighted Average Shares Outstanding                  5,222,644
                                                   ============




























See accompanying summary of accounting policies and notes to financial statements.
                                      14

FREEDOM 4 WIRELESS, INC.
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FROM MAY 31, 2003 THROUGH MARCH 31, 2004

                  Number   At Par     Add'l  Retained      Total
                    of      Value   Paid In  Earnings  Stockholder
                  Shares   $.0001   Capital   (Loss)      Equity
                ---------- ------ ---------- -------- ------------
Balance,
  May 31, 2003        5     $  0     $   0    $     0    $      0

Cancellation of
  Common Stock
  by eCom eCom      ( 5 )     (0)       (0)         0           0

Issuance of
Common Stock to
eCom eCom.com Inc.
shareholders     2,497,756    250     1,750         -       2,000

Net Loss                 -      -          -     (135)       (135)
                ---------- ------ ----------- --------- ----------
Balance,
  Mar 31, 2004   2,497,756  $ 250   $ 1,750    $ (135) $    1,865
                ========== ====== =========== ======== ===========


























See accompanying summary of accounting policies and notes to financial statements.



                                      15
FREEDOM 4 WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE TEN MONTHS ENDED MARCH 31, 2004


                                            March 31, 2004
                                           _______________

Cash Flows From Operating Activities
    Cash received from customers                         0
    Cash paid to suppliers of goods
        and services                                  (110)
    Income Taxes Paid                                    0
    Interest Paid                                        0
    Interest Received                                    0
                                            _______________
        Net Cash Flows Used in
         Operating Activities                         (110)
                                            _______________
Cash Flows From Investing Activities
    Payment of Intangible Assets                       (70)
                                            _______________
        Net Cash Flows Provided By
         (Used In) Investing Activities                (70)
                                            _______________
Cash Flows From Financing Activities
    Loans from related companies                       205
                                            _______________
        Net Cash Flows Provided By
         Financing Activities                          205
                                            _______________
Net Increase / (Decrease) in Cash                       25

Cash and Cash Equivalents at
 Beginning of Period, June 1, 2003                       0
                                            _______________
Cash and Cash Equivalents at
 End of Period, March 31, 2004                          25
                                            ===============













See accompanying summary of accounting policies and notes to financial statements.


                                      16

FREEDOM 4 WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE TEN MONTHS ENDED MARCH 31, 2004



Reconciliation of Net Loss to Net Cash Flows Used in Operating Activities


                                           March 31, 2004
                                           _______________

    Net Income (Loss)                            $    (135)
    Cash was increased by:
        Increase in accounts payable                    25

                                            _______________
        Net Cash Flows Used in
         Operating Activities                    $    (110)
                                            ===============


Supplemental Disclosures
Of Non Cash Investing and
Financing Activities:
------------------------
The Company acquired approximately $2,000 in intangible assets in distributed assets from eCom eCom as part of the spin-off from its Parent Company.




















See accompanying summary of accounting policies and notes to financial statements.



                                      17


FREEDOM 4 WIRELESS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TEN MONTHS ENDED MARCH 31, 2004

NOTE A - NATURE OF OPERATIONS

Freedom 4 Wireless, Inc. (the "Company") was incorporated in the State of Florida on February 28, 2003 as MyZipSoft, Inc., a wholly owned subsidiary of eCom eCom.com, Inc.("eCom") which trades on the OTC/Bulletin Board under the symbol 'ECEC.' On December 12, 2003 the Company changed its name to Freedom 4 Wireless, Inc. in connection with its spin off by eCom and its anticipated acquisition of certain assets of Freedom 4 Wireless, Inc. (Delaware). The Company's main office is located at 100 Village Square Crossing, Suite 202, Palm Beach Gardens, Florida 33410, and the telephone number is (561) 207-6395.

While a wholly owned subsidiary of eCom, the Company contracted with Digital River, Inc. to market products under the name of MyZipSoft. The first product to be sold through Digital River was MyPhotoZip(TM).

The Spin-Off. The Company was one of ten wholly owned subsidiaries of eCom, with varying business plans. In recent years, eCom concluded that it did not have the financial resources necessary to develop all of its ten business units collectively. eCom decided to spin off its subsidiaries into independent companies in the belief that independent companies, each with a distinct business, would be better able to obtain necessary funding and develop their business plans. This belief was based in part on eCom's experience with potential business partners which sought involvement with only one of eCom's subsidiaries, rather than involvement with the multi-faceted eCom.

On December 1, 2003, the Board of Directors of eCom approved the spin-off of the Company. They voted to issue to the shareholders of eCom one share of the Company for every one share of eCom owned as of the record date of February 23, 2004. Fractional shares will be purchased by the Company. No payment was required of the eCom shareholders.

Acquisition from Freedom 4 Wireless, Inc. After the spin off of the Company was completed, the Company was presented with an opportunity to acquire certain assets of Freedom 4 Wireless, Inc. (Delaware). On January 22, 2004, the Company entered into an Asset Purchase Agreement with Freedom 4 Wireless, Inc. (Delaware) whereby the Company will acquired certain assets of Freedom 4 Wireless, Inc. (Delaware) in return for the issuance of common stock of the Company in an amount equal to 95% of the total ownership of the Company. In order to accomplish this transaction, the Company effected a 20 to 1 reverse stock split, which reduced its outstanding stock to 2,497,756 shares. The Company then changed its name to Freedom 4 Wireless, Inc.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation, Use of Estimates
The Company maintains its accounts on the accrual basis of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of

See accompanying independent accountants' audit report.
                                      18
FREEDOM 4 WIRELESS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TEN MONTHS ENDED MARCH 31, 2004


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue and Dividends from investments is recognized at the time the investment dividends are declared payable by the underlying investment. Capital Gains and losses is recorded on the date of sale of the investment.

Cash
Cash consists of deposits in banks and other financial institutions having original maturities of less than ninety days.

Allowance for Doubtful Accounts
It is the policy of management to review the outstanding accounts receivable at year end, as well as the bad debt write-offs experienced in the past, and establish an allowance for doubtful accounts for uncollectible amounts.

Depreciation
Property and equipment is recorded at cost and is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight-line method.

Amortization
The accounting for a recognized intangible asset acquired after June 30, 2001 is based on its useful life to the Company. If an intangible asset has a finite life, but the precise length of that life is not known, that intangible asset shall be amortized over management's best estimate of its useful life.
An intangible asset with a indefinite useful life is not amortized. The useful life to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.


NOTE C -  NOTES RECEIVABLE

None


NOTE D - LOANS RECEIVABLE RELATED PARTIES

None


NOTE E - PROPERTY AND EQUIPMENT

None

See accompanying independent accountants' audit report.
                                      19
FREEDOM 4 WIRELESS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TEN MONTHS ENDED MARCH 31, 2004


NOTE F - PREPAID EXPENSES

None


NOTE G - INTANGIBLE ASSETS

On February 29, 2004, the Company received licensing rights from Digital River to market its future software products. This software includes an electronic sales and distribution system for online software sales. This intangible asset has not been amortized at March 31, 2004.

Management reviews intangible assets for impairment annually.
Intangible assets with a finite useful life acquired after June 30, 2001 are amortized over their useful lives to the company. Intangible assets acquired after June 30, 2001 having a infinite useful life are recovered at their fair value and are not amortized. Management reviews all intangible assets for impairment annually.


NOTE H - OTHER ASSETS

None


NOTE I - PROMISSORY NOTES

none


NOTE J - COMMITMENTS AND CONTINGENCIES

None


NOTE K - INCOME TAXES

No provision for federal and state income taxes has been recorded because the Company has incurred net operating losses since inception. The Company's net operating loss carry-forward as of March 31, 2004 totals approximately $135. These carry-forwards, which will be available to offset future taxable income, expire beginning in May 31, 2024.

The Company does not believe that the realization of the related net deferred tax asset meets the criteria required by generally accepted accounting principles and, accordingly, the deferred income tax asset arising from such loss carry forward has been fully reserved.


See accompanying independent accountants' audit report.
                                     20

FREEDOM 4 WIRELESS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TEN MONTHS ENDED MARCH 31, 2004

NOTE K - INCOME TAXES (CONTINUED)

The Company accounts for income taxes in accordance with FASB Statement No. 109, Accounting for Income Taxes (FASB 109). Under FASB 109, income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to certain income and expenses recognized in different periods for financial and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income and income taxes, respectively.
A valuation allowance is provided if it is more likely than not that some or all of the deferred tax assets will not be realized.


NOTE L  STOCKHOLDERS' EQUITY

To facilitate the purchase of the assets of Freedom 4 Wireless, Inc. (Delaware), the Company recorded a one for twenty reverse split on the Effective Date of the currently outstanding common stock. All prior period share and per-share amounts have been restated to account for the reverse split. Any fractional shares remaining after the reverse split will be paid out in cash to the shareholder on the Effective Date.

The computation of diluted loss per share before extraordinary item for the ten months ended March 31, 2004 does not include shares from potentially dilutive securities as the assumption of conversion or exercise of these would have an antidilutive effect on loss per share before extraordinary items. In accordance with generally accepted accounting principles, diluted loss per share from extraordinary item is calculated using the same number of potential common shares as used in the computation of loss per share before extraordinary items.


NOTE M - DEFERRED TAX ASSET

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company's assets and liabilities. Temporary differences, net operating loss carry forwards and valuation allowances comprising the net deferred taxes on the balance sheets is as follows:
                                                    March 31, 2004
                                                    --------------
         Loss carry forward for tax purposes          $       135
                                                    ==============
         Deferred tax asset (34%)                              46
         Valuation allowance                                  (46)
                                                    --------------
         Net deferred tax asset                                 -
                                                    ==============
See accompanying independent accountants' audit report.
                                     21

FREEDOM 4 WIRELESS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TEN MONTHS ENDED MARCH 31, 2004


NOTE M - DEFERRED TAX ASSET (CONTINUED)

No provision for federal and state income taxes has been recorded because the Company has incurred net operating losses since inception. The Company's net operating loss carry-forward as of March 31, 2004 was approximately
$135. These carry-forwards, which will be available to offset future taxable income, will expire through the year 2024.

The Company does not believe that the realization of the related net deferred tax asset meets the criteria required by generally accepted accounting principles and, accordingly, the deferred income tax asset arising from such loss carry forward has been fully reserved.


NOTE N - RELATED PARTY TRANSACTIONS

The Company has notes payables due to related company entities. eCom eCom.com, Inc. is owed $210 for funds advanced to the Company for its' operations.


NOTE O - RECENT ACCOUNTING PRONOUNCEMENTS

The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations with an effective date for financial statements issued for fiscal years beginning after June 15, 2002. The statement addresses financial accounting and reporting for obligations related with the retirement of tangible long-lived assets and the costs associated with asset retirement. The statement requires the recognition of retirement obligations which will, therefore, generally increase liabilities; retirement costs will be added to the carrying value of long-lived assets, therefore, assets will be increased; and depreciation and accretion expense will be higher in the later years of an assets life than in earlier years. The Company adopted SFAS No. 143 at January 1, 2002. The adoption of SFAS No. 143 had no impact on the Company's operating results or financial positions.

The FASB also issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and is effective for financial statements issued for fiscal years beginning January 1, 2002. This statement addresses financial accounting and reporting for the impairment or the disposal of long-lived asset. An impairment loss is recognized if the carrying amount of a long-lived group exceeds the sum of the undiscounted cash flow expected to result from the use and eventual disposition of the asset group. Long-lived assets should be tested at least annually or whenever changes in circumstances indicate that its carrying amount may not be recoverable. This statement does not apply to goodwill and intangible assets that are not amortized.
The Company adapted SFAS No. 144 in the first quarter of 2002. The adoption of SFAS No. 144 had no impact on the Company's operating results or financial position.

See accompanying independent accountants' audit report.
                                     29
FREEDOM 4 WIRELESS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
TEN MONTHS ENDED MARCH 31, 2004

NOTE O - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

In April 2002, the FASB issued SFAS No. 145, "Rescission of the FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections"("SFAS No. 145"). SFAS No. 145 eliminates the requirement to classify gains and losses from the extinguishment of indebtedness as extraordinary, requires certain lease modifications to be treated the same as a sale-leaseback transaction, and makes other non-substantive technical corrections to existing pronouncements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 was adopted on June 1, 2003 and did not have a material effect on the Company's financial position or results of operations.

The FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" and is effective for financial instruments entered into after May 31, 2003. This Statement establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability because that financial instrument embodies an obligation of the issuer. The Company has adopted SFAS No. 150 and the adoption has had no impact on the Company's operating results or financial position.

Goodwill and intangible assets acquired prior to July 1, 2001 will continue to be amortized and tested for impairment in accordance with pre- SFAS No. 142 requirements until adoption of SFAS No. 142. Under the provision of SFAS No.142, intangible assets with definite useful lives will be amortized to their estimated residual values over those estimated useful lives in proportion to the economic benefits consumed. Such intangible assets remain subject to the impairment provisions of SFAS No. 121. Intangible assets with indefinite useful lives will be tested for impairment annually in lieu of being amortized. The impact of adopting SFAS Nos. 141 and 142 will not cause a material change in the Company's consolidated financial statements as of the date of this report.



Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunder duly authorized.

Freedom 4 Wireless, Inc.

May 27, 2004                            By:  /s/ Barney A. Richmond
                                              Barney A. Richmond
                                              President

                                             /s/ Richard C. Turner
                                               Richard C. Turner
                                               Chief Financial Officer
                                    23
                                  PART III

ITEM 1     Index to Exhibits

3.1	Articles of Incorporation
3.2	Bylaws
3.3	Amended Articles of Incorporation dated December 2003
10.1	Asset Purchase Agreement dated January 22, 2004, between the Registrant and Freedom 4 Wireless, Inc.

31.1
CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Barney A. Richmond, certify that:

1. I have reviewed this quarterly report on Form 10-SB of Freedom 4 Wireless, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

 a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is prepared;

 b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

 c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

 a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

 b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 27, 2004

/s/ Barney A. Richmond
--------------------------
Barney A. Richmond
President
                                     24


Exhibit 31.3

CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard C. Turner, certify that:

1. I have reviewed this report on Form 10-SB of Freedom 4 Wireless, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

 a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is prepared;

 b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this report (the "Evaluation Date"); and

 c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the
Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

 a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

 b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 27, 2004

/s/ Richard C. Turner
---------------------------
Richard C. Turner
Chief Financial Officer
                                     25

Exhibit 32

CERTIFICATIONS OF CEO AND CFO PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Registration Statement of American Capital Holdings Inc., a Florida corporation (the "Company"), on Form 10-SB for the period ending March 31, 2004 as filed with the Securities and Exchange Commission (the "Report"), Barney A. Richmond, President of the Company and Richard C. Turner, Chief Financial Officer of the Company, respectively, do each hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350), that to his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

      /s/    Barney A. Richmond

      Barney A. Richmond
      President
      May 27, 2004

      /s/     Richard C. Turner

      Richard C. Turner
      Chief Financial Officer
      May 27, 2004

[A signed original of this written statement required by Section 906 has been provided to Freedom 4 Wireless, Inc. and will be retained by Freedom 4 Wireless, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

Exhibits to Form 10-SB will be provided to shareholders of the Registrant upon written request addressed to Freedom 4 Wireless, Inc., 100 Village Square Crossing, Suite 202, Palm Beach Gardens, Florida 33410. Any exhibits furnished are subject to a reasonable photocopying charge.

The Securities and Exchange Commission has not approved or disapproved of this Form 10-SB nor has it passed upon its accuracy or adequacy.